            November 21, 2012

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Brown:

Nuveen Intermediate Duration Municipal Term Fund (333-184034; 811-22752)

This letter responds to the comments contained in your letter dated October 18, 2012 regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Common Shares of the Nuveen Intermediate Duration Municipal Term Fund (the “Fund”). For convenience, each of your comments is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 for the Fund, which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

PROSPECTUS

Cover Page

1. Comment: Please include in the first paragraph under “Fund Strategies” the Fund’s policy to invest at least 80% of its Managed Assets in municipal securities and other related investments, the income from which is exempt from regular federal income tax.

Response: Agreed. The policy has been included in the first paragraph under “Fund Strategies.”

2. Comment: The last sentence of the first paragraph under “Portfolio Contents” states that “[t]he Fund will maintain a leverage adjusted effective duration ranging between 3 and 10 years, after taking into account the effect of optional call provisions of the municipal securities in the Fund’s portfolio.” Please explain in an appropriate section of the prospectus what is meant by “leverage adjusted effective duration.” Please also explain how leverage adjusted effective duration is calculated and how optional call provisions are taken into account.

Securities and Exchange Commission

November 21, 2012

Response: The last sentence of the first paragraph under “Portfolio Contents” has been revised as follows: “The Fund will maintain a “levered effective duration” ranging between 3 and 10 years, which takes into account the effects of leverage (the combination of both structural and portfolio leverage) and optional call provisions of the municipal securities in the Fund’s portfolio.” This revision has been carried through the prospectus and SAI. The following additional discussion explaining portfolio duration has been added to page 23 of the prospectus:

Duration is used to measure the market price sensitivity of a bond or a portfolio of bonds to market interest rate changes. Duration is calculated as the weighted average term-to-maturity (or term-to-currently-in-the-money-call) of a bond’s cash flows, and it is typically expressed in years and months. In general, if prevailing market interest rates change by 1%, a fixed-income bond’s value will change (roughly and inversely) by 1% multiplied by the years of duration. For example, if a bond has a duration of five years, its value can be expected to fall about 5% if market interest rates rise by 1%. Conversely, such bond’s value can be expected to rise about 5% if interest rates fall by 1%.

The calculation of basic duration assumes that the subject bond either will mature on its stated maturity date, or will be called on the earliest date where the call would produce a lower total return to the investor (such a call would be regarded as being “in-the-money”). The calculation of option adjusted duration (“OAD”) has the additional computational feature of taking into account all of the call provisions structured into a specific bond (not just those that are “in-the-money”) and the estimated likelihood for the weighted term-to-maturity-or-earlier-call cash flow of a bond to change due either to call options not currently “in-the-money” later becoming “in-the-money”, or to call options currently “in-the-money” later becoming not “in-the-money”, as a result of possible future market interest rate changes. For example, if market interest rates decline significantly below a bond’s coupon rate, the pricing of the bond assumes that it will be called at the option of the issuer rather than remain outstanding to maturity. In that instance, where a bond previously priced to maturity is priced to the call, the bond’s basic duration will shorten materially. OAD reflects that possible shortening of the bond’s duration from falling future market interest rates even while market interest rates still exceed the coupon rate, while basic duration measures do not. OAD also takes into account whether a bond matures on one specific maturity date or whether it may be subject to mandatory redemption from sinking fund installments over a period of years in advance of maturity. In the latter case, the bond’s OAD is significantly shorter than its basic duration.

Effective duration for the Fund’s portfolio is calculated as the weighted average OAD for each holding in the Fund’s portfolio, and it provides a measure of the potential variability of the portfolio’s value due to changes in market interest rates, which also takes into account the likelihood of certain callable securities

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November 21, 2012

being called prior to their stated maturity. The Fund’s “levered effective duration,” when referenced in this prospectus, additionally takes into account the impact of leverage (the combination of structural and portfolio leverage) on that potential variability.

3. Comment: The second sentence of the first paragraph under “Leverage” states that “[t]he Fund may use leverage by issuing preferred shares of beneficial interest (‘Preferred Shares’) or debt securities or by borrowing money.” Please revise the disclosure in this paragraph to make it clear that the Fund plans on issuing preferred shares in the near future.

Response: We note that the fifth sentence of the first paragraph under “Leverage” makes clear that the Fund plans on issuing preferred shares in the near future: “Following completion of this offering and if current market conditions persist, the Fund expects to employ a combination of structural leverage, through the issuance of Preferred Shares, and portfolio leverage, by investing in inverse floating rate securities.” This sentence immediately follows an explanation of structural leverage and portfolio leverage.

Prospectus Summary (Pages 1-19)

4. Comment: The last sentence of the second paragraph under “Fund Strategies” on page 2 states that “[t]he Fund also seeks to reduce the risk of rising interest rates by maintaining a portfolio with an intermediate duration (including the effects of leverage).” Please specify as you do later in the prospectus that the Fund will maintain a leverage adjusted effective duration ranging between 3 and 10 years.

Response: Agreed. The last sentence of the referenced paragraph now states: “The Fund will maintain a levered effective duration ranging between 3 and 10 years.” It is followed by a cross-reference to the discussion of the Fund’s portfolio duration in the section “The Fund’s Investments—Investment Objectives and Policies” on page 23.

5. Comment: The first sentence of the second paragraph under “Portfolio Contents” on page 2 states that “[t]he Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments that create exposure to municipal bonds, notes and securities and that provide for the payment of interest income that is exempt from regular federal income tax.” Please explain to us how derivatives are counted for purposes of complying with the Fund’s 80% test. Does the Fund use notional or market value? Does it depend on type of derivative?

Response: The Registrant provides supplementally that for purposes of complying with the Fund’s 80% test, the Fund generally uses mark-to-market value for derivatives held by the Fund; however, there may be instances where notional value would be more appropriate, depending on the type of derivative and its function within the Fund’s investment portfolio.

Securities and Exchange Commission

November 21, 2012

6. Comment: The second to last sentence of the second paragraph under “Portfolio Contents” on page 3 states that the Fund may invest in zero coupon bonds. Will the Fund be invested in other original issue discount (“OID”) instruments? If so, please disclose that fact in this section. Please also disclose in the appropriate section the following risks created by investing in OID instruments.

a)	The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the Investment Adviser, who in the case of payment-in-kind (“PIK”) loans, collects higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund if any of these loans are uncollectible.

b)	OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c)	OID instruments generally represent a significantly higher credit risk than coupon loans.

d)	OID income received by the Fund may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e)	In the case of PIK debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the management fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Response: The Registrant provides supplementally that the Fund may invest in zero coupon bonds and OID instruments, but does not expect either of such type of investment to exceed greater than 5% of the Fund’s portfolio. Disclosure regarding zero coupon bonds and OID instruments is already reflected on pages 11-12 of the SAI as follows:

Zero Coupon Bonds. The Fund may invest in zero coupon bonds. These are instruments that typically do not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its redemption or maturity, a holder receives the par value (or the accreted value) of the zero (rate) coupon bond, which generates a return equal to the difference between the purchase price and its

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November 21, 2012

maturity value. A zero coupon bond is normally issued and traded at a deep discount from face value. This original issue discount (“OID”) approximates the total amount of interest the security will accrue and compound prior to its redemption or maturity. Because these securities and other OID instruments do not pay interest at regular intervals, the instruments’ ongoing accruals require ongoing judgments concerning the collectability of stated par value of the instrument at its maturity, as well as the value of any associated collateral. As a result, these securities may be subject to greater value fluctuations and less liquidity in the event of adverse market conditions than comparably rated securities that pay cash on a current basis. Because zero coupon bonds, and OID instruments generally, allow an issuer to delay the need to generate cash to meet interest payments (unless there is a prescribed accumulated funding of the payment), they may involve greater payment and credit risk than coupon securities that pay interest currently or in cash. The Fund generally will be required to distribute dividends to shareholders representing the income of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, and use the cash proceeds to make income distributions to its shareholders. For accounting purposes, these cash distributions to shareholders will not be treated as a return of capital.

Further, the Investment Adviser collects management fees on the value of these securities or OID instruments attributable to the ongoing non-cash accrual of interest over the life of the bond or other instrument. As a result, the Investment Adviser may in certain circumstances receive a non-refundable cash payment based on such non-cash accruals while investors incur the risk that such non-cash accruals ultimately may not be realized.

7. Comment: The second to the last sentence of the second paragraph under “Portfolio Contents” on page 3 states that the Fund may invest in inverse floating rate securities. Please explain to us how the Fund complies with Section 18 of the 1940 Act with respect to its investments in inverse floating rate securities. If segregation of assets is used, please confirm that the municipal bond contributed by the Fund to the trust as collateral when creating the inverse floating rate security is not used as an asset to cover the Fund’s obligation.

Response: The Fund complies with Section 18 of the 1940 Act with respect to its investments in inverse floating rate securities by segregating assets in amount necessary to cover its potential repayment obligation in connection with the inverse floating rate securities (the value of the principal and interest owned thereon). The Registrant confirms supplementally that the municipal bond contributed by the Fund to the trust as collateral when creating the inverse floating rate security is not used as an asset to cover the Fund’s obligation. Additionally, disclosure regarding the segregation of assets to cover the potential repayment obligation in connection with inverse floating rate securities can be found on page 30 of the prospectus. The disclosure on page 30 states “The Fund will segregate or earmark liquid assets with its custodian in accordance with the 1940 Act to cover its obligations with respect to its investments in special purpose trusts.”

Securities and Exchange Commission

November 21, 2012

8. Comment: The first sentence of the fifth paragraph under “Portfolio Contents” on page 3 states “[t]he Fund also may invest in certain derivative instruments in pursuit of its investment objectives.” The second sentence states that “[s]uch instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments.” Please confirm that the second sentence lists all of the derivatives in which the Fund intends to invest as a principal investment strategy. If the Fund intends to invest in other derivatives as a principal investment strategy, please list these derivatives in this section. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: Confirmed.

9. Comment: The third sentence of the second paragraph under “Leverage” on page 6 states that “[b]ased upon current market conditions, it is expected that the Fund’s initial effective leverage will be approximately 35% of Managed Assets.” Please disclose in this section whether the Fund will wait until it is substantially invested before using “effective leverage.”

Response: Agreed. The following disclosure has been added to the referenced section of the prospectus: “The Fund expects that it will use portfolio leverage as it invests the proceeds of the initial public offering of Common Shares. The Fund intends to issue Preferred Shares after it has substantially invested the proceeds of the offering.”

10. Comment: The first sentence of the fourth paragraph under “Leverage” on page 6 states that “[t]he Fund pays a management fee to Nuveen Fund Advisors (which in turn pays a portion of its fee to the Fund’s subadviser, Nuveen Asset Management) based on a percentage of Managed Assets.” Please confirm to us that the leverage included in the calculation of Managed Assets includes only structural leverage - not Effective Leverage.

Response: As the prospectus provides, the Fund will pay a management fee on the effective leverage created by the tender option bond trusts. The prospectus defines “Managed Assets” on pages 5 and 50. “Managed Assets” is defined on page 5 as follows: “‘Managed Assets’ means the total assets of the Fund, minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating effective leverage). Total assets for this purpose shall include assets attributable to the Fund’s use of effective leverage (whether or not those assets are reflected in the Fund’s financial statements for purposes of generally accepted accounting principles), such as, but not limited to, the portion of assets in special purpose trusts of which the Fund owns the inverse floater certificates that has been effectively financed by the trust’s issuance of floating rate certificates.” “Managed Assets” also is defined on page 50 as follows: “For this Fund, “Managed Assets” means the total assets of the Fund, minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating effective leverage). Total assets for this purpose shall include assets attributable to the Fund’s use of effective leverage through investments in the residual interest certificates (also called inverse floating rate securities) in tender option bond (TOB) trusts (whether or not those assets are reflected in the Fund’s financial statements for purposes of generally accepted accounting principles).”

Furthermore, we supplementally confirm that, although the prospectus describes the leverage-like effects and creation of additional investment exposure that can arise through the use of other portfolio techniques (i.e., derivatives), the Registrant’s management fees will not be based on the notional value of such investments.

Securities and Exchange Commission

November 21, 2012

11. Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on page 7. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Response: The Registrant currently does not anticipate distributions that will be characterized as a return of capital. The Fund intends to pay its ordinary monthly distributions solely from its net investment income and does not intend those distributions to be a return of capital. To the extent that it is practicable, the Fund’s dividend policy will seek to maintain relatively stable monthly distributions over time – which may be adjusted upward or downward depending upon the performance of the portfolio in generating tax exempt income and the actual cost of leverage over time. Also, as a matter of policy, while the Fund intends to distribute most of its investment income to comply fully with requirements of “regulated investment company” status under the Internal Revenue Code, it will seek to maintain a balance of undistributed income for the purpose of balancing variations in income with its monthly dividend distributions.

12. Comment: The last sentence of the second paragraph under “Investment Adviser and Subadvisers” on page 8 states that “[a]ccording to Morningstar Fundamental Data, Nuveen Investments is the leading sponsor of closed-end funds with over 115 funds and approximately $53 billion in closed-end fund assets under management as of June 30, 2012.” Please revise this disclosure to include more updated information from Morningstar, if available.

Response: Agreed. The information has been updated.

Summary of Fund Expenses (pages 20-21)

13. Comment: The first sentence of the first paragraph under “Summary of Fund Expenses” on page 19 states that “[t]he Annual Expenses table below assumes the issuance of Preferred Shares in an aggregate amount equal to [    ] % of the Fund’s Managed Assets (assuming an interest rate on Preferred Shares of [    ] %, which is subject to change based on prevailing market conditions), and shows Fund expenses as a percentage of net assets attributable to Common Shares.” Please explain to us when and how these numbers will be determined. If the Fund has in mind an approximate date for issuance of the preferred shares, please disclose the date in this section.

Response: The Fund’s pre-effective amendment no. 1 includes the referenced information. The cost of the Preferred Shares will be established through negotiation with the purchaser of the shares as a fixed rate spread above the money market benchmark for the highest rated tax exempt securities, the SIFMA Index (Securities Industry and Financial Markets Association’s 7-day tax exempt municipal swap rate). Based upon current market conditions, discussions with prospective investors and other similar preferred shares issued by other Nuveen funds, the rate is expected to be 1.25%. As discussed elsewhere in the prospectus, the Fund expects to issue Preferred Shares when the proceeds of the Common Share offering have been substantially invested.

Securities and Exchange Commission

November 21, 2012

The Fund’s Investments (pages 22-33)

14. Comment: The first sentence of the first paragraph under “Other Policies” on page 23 states that “[d]uring temporary defensive periods or in order to keep the Fund’s cash fully invested, including during the period when the net proceeds of this offering are first being invested, the Fund may deviate from its investment policies and objectives.” Please include a statement in this section that this may prevent the Fund from achieving its investment objective.

Response: Agreed. The following has been added as the third sentence of the referenced paragraph: “Accordingly, during such periods, the Fund may not achieve its investment objectives.”

15. Comment: The first sentence of the second paragraph under “Other Policies” on page 23 states that “[t]he Fund’s policies noted above are not considered to be fundamental by the Fund and can be changed without a vote of the Common Shareholders.” The next sentence states that “the Fund’s policy that it will invest at least 80% of its Managed Assets in investments the income from which is exempt from regular federal income tax may only be changed by the Board of Trustees following the provision of 60 days’ prior written notice to Common Shareholders.” Please revise this disclosure to indicate that the Fund’s policy that it will invest at least 80% of its Managed Assets in investments the income from which is exempt from regular federal income tax is a fundamental policy that may only be changed with the approval of the Fund’s shareholders. See 17 CFR 270.35d-1(a)(4); Investment Company Act Release No. 24828 [66 FR 8509,8511 (Feb. 1, 2001)]; Investment Company Institute (pub. avail. Dec. 4, 2001) (frequently asked questions about rule 35d-l).

Response: Agreed. The disclosure has been revised accordingly.

Risks (Pages 34-45)

16. Comment: Under “Ten-Year Term Risk” on page 35, please note that the term of the Fund may be extended for up to one year and describe briefly the circumstances under which this will occur.

Response: Agreed.

Management of the Fund (pages 47-50)

17. Comment: The first sentence of the last paragraph prior to “Net Asset Value” on page 48 states that “[t]he basis for the Board of Trustees’ initial approval of the Fund’s investment management agreement will be provided in the Fund’s initial shareholder report.” In this section, please provide similar disclosure with respect to approval of the Sub-Advisory Agreement. Please also disclose in this section the period that will be covered by the report.

Securities and Exchange Commission

November 21, 2012

Response: Agreed. The period covered by the report will be the Fund’s initial fiscal period ending May 31, 2013.

Description of Shares and Debt (pages 52-55)

18. Comment: Please disclose in this section how Common Shares and Preferred Shares will be voted (e.g., one vote per share).

Response: Agreed. The following sentence has been added to this section: “The Declaration provides that each whole share (Common or Preferred) shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional share shall be entitled to a proportionate fractional vote.”

19. Comment: The second sentence of the last paragraph under “Common Shares” on page 52 states that “if a Common Shareholder determines to buy additional shares or sell Common Shares already held, the Common Shareholder may conveniently do so by trading on the exchange through a broker or otherwise” (emphasis added). Please delete the word “conveniently” from the sentence and elsewhere where it appears in this context, as it may be misleading if the secondary market for the Fund’s shares is illiquid.

Response: Agreed. The word “conveniently” has been deleted where it appears in this context.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (pages 6-7)

20. Comment: Investment Restriction 4 on page 6 states that the Fund will not “[i]nvest more than 25% of its total assets in securities of issuers in anyone industry, provided, however, that such limitation shall not apply to municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users.” Please disclose in this section that the Fund’s concentration policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project, and disclose that in that situation the Fund will consider such municipal securities to be in an industry.

Response: Agreed. The following sentence has been added to the “Investment Restrictions” section of the SAI on page 6: “For the purpose of applying the limitation set forth in subparagraph (4) above, such policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project.”

Management of the Fund (Pages 22-41)

21. Comment: The fifth sentence of the first paragraph under “Compensation” on page 41 states that “[t]he value of the trustee’s deferral account at any time is equal to the value

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November 21, 2012

that the account would have had if contributions to the account had been invested and reinvested in shares of one or more of the eligible Nuveen Funds.” Does the Fund invest the deferred amounts in the eligible Nuveen Funds? If the Fund does not invest the deferred amounts, does this create an unlimited liability for the Fund that depends on the returns of the eligible Nuveen funds and does this effectively create a senior security under Section 18 of the 1940 Act?

Response: The Fund, like many registered investment companies, has implemented a deferred compensation plan to allow its trustees to defer receipt of the fees they receive in that capacity to obtain tax and other benefits. In a number of letters issued since 1982, the Commission staff has stated that it would not recommend that the Commission take enforcement action if a Fund implemented a deferred compensation plan without obtaining an order from the Commission. Among other issues, this no-action assurance has been provided regarding the question of whether the plans created senior securities for purposes of Section 18(f) under the 1940 Act. (See, e.g., The North Carolina Cash Management Trust (pub. avail. Jan. 23, 1992)). In 1998, the staff stated that in its view, funds that wish to implement deferred compensation plans, including deferred compensation plans such as the Fund’s, under which a deferred account is created and then credited or charged during the deferral period with income, gains and losses based on the performance of a specified security or securities, need not seek orders from the Commission covering the plans, provided the plans are of the type that were the subject of precedent regulatory relief. (Investment Company Institute (pub. avail. May 14, 1998)).

In the case of the Fund’s deferred compensation plan, the Fund generally hedges its liability under the plan by investing the deferred amounts in the underlying shares of the eligible Nuveen funds. However, if the Fund does not invest the deferred amounts in the eligible Nuveen funds, the deferred amounts will be invested as part of the Fund’s general investment operations, in which case there will not be an exact match between the Fund’s liability for deferred fees and the value of the trustee’s deferred account. However, any such mismatch will not create “an unlimited liability for the Fund” as any mismatch will be de minimus in relation to the net assets of the Fund.

22. Comment: The second sentence of the second paragraph prior to “Additional Compensation to be Paid by Nuveen Fund Advisors” on page 60 of the prospectus states that “[a]s of the date of this Prospectus, Nuveen Fund Advisors owned 100% of the outstanding Common Shares.” In this or another appropriate section of the SAI, please disclose the state or other jurisdiction under the laws of which Nuveen Fund Advisors is organized. List all parents of Nuveen Fund Advisors. See Item 19.1 of Form N-2.

Response: Agreed. Each of Nuveen Fund Advisors and its parent, Nuveen Investments, is organized under Delaware law. This disclosure has been added to pages 41 and 43 of the SAI for Nuveen Fund Advisors and Nuveen Investments, respectively.

Portfolio Transactions and Brokerage (page 46)

23. Comment: Please state in this section whether persons acting on behalf of the Fund are authorized to pay a broker a commission in excess of that which another broker might

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November 21, 2012

have charged for effecting the same transaction because of the value of brokerage or research services provided by the broker. If applicable, please also explain that research services furnished by brokers through whom the Fund effects securities transactions may be used by the Investment Adviser in servicing all of its accounts and that not all the services may be used by the Investment Adviser in connection with the Fund; or, if other policies or practices are applicable to the Fund with respect to the allocation of research services provided by brokers, concisely explain the policies and practices. Instructions 3 and 4 to Item 21.3. of Form N-2.

Response: The Fund does not execute any commission based trades and accordingly the referenced disclosure is not applicable.

Investment Adviser and Subadvisers (pages 41-45)

24. Comment: In the second paragraph under “Annual Cash Bonus” on page 45, please indicate whether performance-based compensation will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

Response: Agreed. The SAI now indicates that performance-based compensation will be based on pre-tax performance.

25. Comment: The first sentence under “Code of Ethics” on page 46 states that “[t]he Fund, Nuveen Fund Advisors, Nuveen Investments, the Fund’s subadvisers and other related entities have adopted codes of ethics under Rule 17j-1 under the 1940 Act that essentially prohibit certain of their personnel, including the Fund’s portfolio managers, from engaging in personal investments that compete or interfere with, or attempt to take advantage of a client’s, including the Fund’s, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions” (emphasis added). Please either explain in this section what is meant by the word “essentially” or delete it from the sentence.

Response: Agreed. The word “essentially” has been deleted from the referenced sentence.

* * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Fatima Sulaiman at 202.778.9082.

Very truly yours,

David P. Glatz

Enclosures

Securities and Exchange Commission

November 21, 2012

Copies (w/encl.) to	Mark Winget
Kevin McCarthy
David Wohl